Exhibit 12.1

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited - in millions, except ratios)

	Six Months Ended June 30, 2015	Years Ended December 31,
		2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$998	$2,439	$2,546	$2,838	$2,787	$1,890

Fixed charges
Interest costs (1)	117	237	225	165	132	148
Estimated interest in rentals (2)	37	83	71	67	68	61

Fixed charges as defined	$154	320	296	232	200	209

Adjustments to income from continuing operations
Interest costs capitalized	(42)	(70)	(70)	(52)	(40)	(33)
Net (gains) losses of less than majority-owned affiliates, net of dividends	(10)	(83)	(24)	1	4	(1)

Income from continuing operations as adjusted	$1,100	$2,606	$2,748	$3,019	$2,951	$2,065

Ratio of earnings from continuing operations to fixed charges	7.14	8.14	9.28	13.01	14.76	9.88

(1)	Excludes interest on uncertain tax positions.
(2)	Represents the estimated interest portion of rents.